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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated November 21, 2002 announcing SHAREHOLDERS REPRESENTING MORE THAN 90% OF THE SHARES IN SONERA HAVE ACCEPTED TELIA'S PUBLIC OFFER.

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SONERA CORPORATION
STOCK EXCHANGE RELEASE

November 21, 2002, 9.00 a.m.

SHAREHOLDERS REPRESENTING MORE THAN 90% OF THE SHARES IN SONERA HAVE ACCEPTED TELIA'S PUBLIC OFFER

        Telias [SSE:TLIA] public offer to holders of shares and warrants in Sonera [HEX:SRA, NASDAQ:SNRA] has been accepted by owners representing more than 90% of the total number of shares and votes in Sonera. According to the calculations, 1 060 062 362 Sonera shares (including shares represented by Sonera ADS:s) and 26 750 072 Sonera warrants, in aggregate representing 95.0% of the shares and votes (fully diluted) in Sonera, have been tenderd. An important condition for the merger between Telia and Sonera has thereby been fulfilled.

        The board of Telia has established that all conditions to the merger have been fulfilled, with the exception of the condition in section 1.01 (e) (viii) in the combination agreement between Telia and Sonera. Telia's board will consider this condition before the trading in the newly issued shares commences.

        The Helsinki Exchanges has decided to admit the Telia shares and warrants 2002/2005:A to listing on the main list of the Helsinki Exchanges. Moreover, the Telia ADSs have been admitted for trading on Nasdaq.

        The newly issued Telia shares and warrants are expected to be available on book-entry accounts on Monday, December 9, 2002, when trading in the newly issued Telia shares, ADS:s and warrants 2002/2005:A is intended to commence.

        Trading in Sonera exchanged shares and exchanged warrants 1999A is expected to commence on the Helsinki Exchanges Pre List today, November 21, 2002.

        Trading in already issued Telia shares will continue as usual on the Stockholm Stock Exchange.

SONERA CORPORATION

Jari Jaakkola, Executive Vice President,
Corporate Communications and IR

DISTRIBUTION:
HEX
Major media

For further information journalists can contact: Telia's Press Office, +46 8 713 58 30

Cautionary Disclaimer/Legend

        The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the "SEC") on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC's web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2002
SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE November 21, 2002, 9.00 a.m. SHAREHOLDERS REPRESENTING MORE THAN 90% OF THE SHARES IN SONERA HAVE ACCEPTED TELIA'S PUBLIC OFFER
SIGNATURES